SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1
Press Release: NICE Broadens Scope of Solution for Small to Mid-size Contact Centers and Branches, Enabling Enhanced Quality Management and Risk Management, While Further Reducing TCO, Dated October 5, 2010.

99.2	Press Release: NICE Introduces Situation Management Solution for Electric Utilities Allowing Improved Security Operations and Compliance While Reducing Costs, Dated October 5, 2010.

99.3	Press Release: NICE to Showcase NICE’s Open and Standards-Compliant Situation Management Solution at the PSIA Interoperability Reception at ASIS 2010, Dated October 11, 2010.

99.4	Press Release: NICE Introduces NiceVision Net 2.0 IP Video Surveillance Solution, Offering Easy Deployment, Low TCO and Versatility, to Support a Broad Range of Environments, Dated October 12, 2010.

99.5	Press Release: NICE Actimize Expands Enterprise Financial Crime Management Partnership with FIS to Include Employee Fraud Detection, Dated October 14, 2010.

99.6	Press Release: NICE Actimize Extends into Energy Sector, Implementing New Enterprise-wide Trading Compliance Solution at Top 5 Global Energy Firm, Dated October 19, 2010.

99.7	Press Release: NICE Leads EMEA Agent Performance Optimization Market, Ranks #1 in Market Share in Report by Top Industry Analyst Firm Frost & Sullivan, Dated October 21, 2010.

99.8	Press Release: NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm’s 2010 Magic Quadrant for Contact Center Workforce Optimization, Dated October 29, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel Dated: November 8, 2010

EXHIBIT INDEX

99.1
Press Release: NICE Broadens Scope of Solution for Small to Mid-size Contact Centers and Branches, Enabling Enhanced Quality Management and Risk Management, While Further Reducing TCO, Dated October 5, 200.

99.2	Press Release: NICE Introduces Situation Management Solution for Electric Utilities Allowing Improved Security Operations and Compliance While Reducing Costs, Dated October 5, 2010.

99.3	Press Release: NICE to Showcase NICE’s Open and Standards-Compliant Situation Management Solution at the PSIA Interoperability Reception at ASIS 2010, Dated October 11, 2010.

99.4	Press Release: NICE Introduces NiceVision Net 2.0 IP Video Surveillance Solution, Offering Easy Deployment, Low TCO and Versatility, to Support a Broad Range of Environments, Dated October 12, 2010.

99.5	Press Release: NICE Actimize Expands Enterprise Financial Crime Management Partnership with FIS to Include Employee Fraud Detection, Dated October 14, 2010.

99.6	Press Release: NICE Actimize Extends into Energy Sector, Implementing New Enterprise-wide Trading Compliance Solution at Top 5 Global Energy Firm, Dated October 19, 2010.

99.7	Press Release: NICE Leads EMEA Agent Performance Optimization Market, Ranks #1 in Market Share in Report by Top Industry Analyst Firm Frost & Sullivan, Dated October 21, 2010.

99.8	Press Release: NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm’s 2010 Magic Quadrant for Contact Center Workforce Optimization ,Dated October 29, 2010.